1. Name and Address of Reporting Person
   Fitzpatrick, Thomas J.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   7/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       06/29/2001 F       V     -10451      D      $73.0000                    D
Common Stock                       07/24/2001 M             1591        A      $39.3393                    D
Common Stock                       07/24/2001 M             166666      A      $49.0000                    D
Common Stock                       07/24/2001 M             25000       A      $38.0000                    D
Common Stock                       07/24/2001 S             -128920     D      $77.7700                    D
Common Stock                       07/24/2001 F             -27131      D      $77.2500   208703           D
Phantom Stock Units                07/31/2001 A       V     42279.78    A      $0.0000    86985.02 <F1>    D
                                                                               <F2>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $38      07/24/2001 M               25000  <F3>      06/14/2010 Common  25000    $38.0000   0        D
(Right to buy)                                                                 Stock
Stock Option   $39.3393 07/24/2001 M               1591   <F4>      08/13/2007 Common  1591     $39.3393   0        D
(Right to buy)                                                                 Stock
Stock Option   $43                                                  01/13/2010 Common                      175000   D
(Right to buy)                                                                 Stock
Stock Option   $49      07/24/2001 M               16666  <F5>      07/16/2008 Common  166666   $49.0000   0        D
(Right to buy)                                     6                           Stock
Share          $0                                                              Common                      13699    D
Equivalents                                                                    Stock

Explanation of Responses:

<F1>
Includes shares acquired under the Officer Deferred Compensation Plan. Units are settled in the Company's common stock.
<F2>
The phantom stock units were accrued under the Officers Deferred Compensation Plan on various dates since reporting person's last report at the prevailing market price.
<F3>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $45.60, for five days, they also become exercisable on the fifth anniversary of the grant (June 14, 2005), but no sooner than one year from the grant date.
<F4>
The options become exercisible in increments of one-third upon the Company's common stock having a closing price on the New York Stock Exchange of $42.86, $57.15 and $71.43, respectively, for five trading days, they also become exercisible on the eighth anniversary of their grant (August 13, 2005) subject to the reporting person's continued service with the Company.
<F5>
The options become exercisible in increments of one-third upon the Company's common stock having a closing price on the New York Stock Exchange of $42.86, $57.15 and $71.43, respectively, for five trading days, they also become exercisible on the eighth anniversary of their grant (July 16, 2006) subject to the reporting person's continued service with the Company.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
08/09/2001